T.S. PHILLIPS INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$	139,439
Deposits with clearing broker-dealer		100,000
Receivables from clearing and other broker-dealers		290,633
Other receivables		9,276
Prepaid expenses and deposits		12,633
Deferred income tax asset		10,347
Furniture and equipment, net		313,529
	$	875,857

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	307,865
Deferred rent payable		4,725
Deferred lease incentive income		240,038
Income taxes payable		5,076
Total Liabilities		557,704

Stockholder's equity:

Common stock, 1,000,000 shares authorized		
$0.10 par value, 10,000 shares issued and outstanding		1,000
Additional paid-in capital		175,000
Retained earnings		142,153
Total stockholder's equity		318,153
	$	875,857

The accompanying notes are an integral part of these financial statements.